

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 30, 2010

Ms. Margrit Eyraud
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re:** **Marani Brands, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed on October 13, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed on November 16, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed on February 16, 2010**
> **File No. 333 -123176**

Dear Ms. Eyraud,

We issued comments to you on the above captioned filings on March 12, 2010**.** As of the date of this letter, it appears you have not responded to comments 1, 5, 6, 8, 11 and 12 of our letter dated March 12, 2010. We expect you to contact us by May 14, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 14, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Ms. Margrit Eyraud
Marani Brands, Inc.
April 30, 2010
Page 2

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Ryan C. Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comment on the financial statements and related matters. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds,
Assistant Director